UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 11-K
______________

(Mark One):

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[    ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____to_____

Commission File Number  001-16701

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ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN
(Full title of the plan)

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ABRAXAS PETROLEUM CORPORATION
18803 Meisner Drive
SAN ANTONIO, TEXAS 78258

 (Name of issuer of the securities held pursuant to the plan and the address of the issuer’s and plan’s principal executive office)

REQUIRED INFORMATION

Item 1-3. The Abraxas Petroleum Corporation 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan for the fiscal year ended December 31, 2010, which have been prepared in accordance with the financial reporting requirements of ERISA.

Item 4. Pursuant to Section 103 (c) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDING DECEMBER 31, 2010

INCOME
Contribution – Company Matching (Co. Stock)	$163,535
Contribution – Participant 401(K)	478,669
Investment Earnings (Loss)	1,781,384
—
Total Income (Loss)	2,423,588

EXPENSES
Payments to Participants	54,696
Total Expenses	54,696

Income (Loss) over Expenses	2,368,892
Assets at the Beginning of the Plan Year	4,223,538
Assets at the End of the Plan Year	$6,592,430

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	As of January 1,	As of December 31,
	2010	2010
ASSETS
Cash	$456,131	$473,084
Mutual Funds	2,841,174	3,928,995
Company Stock	904,403	2,138,213
Participant Loans	21,830	52,138
Total Assets	$4,223,538	$6,592,430

LIABILITIES	$—	$—

NET ASSETS (Assets less Liabilities)	$4,223,538	$6,592,430

ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized, in the City of San Antonio, State of Texas, on the 27th day of June 2011.

                                                                                                             ABRAXAS PETROLEUM CORPORATION
                                                                                                             401(K) PROFIT SHARING PLAN

                                                                                                             By: Abraxas Petroleum Corporation

                                                                                                            By: /s/ Robert L.G. Watson
                                                                                                                    Robert L. G. Watson
                                                                                                                    Chief Executive Officer and President